[LETTERHEAD OF BROCKER Technology Group]

                                 2150 Scotia One
                               10060 Jasper Avenue
                        Edmonton, Alberta T5J 3R8, Canada

                        Brocker Accelerates Restructuring,
            Appoints PricewaterhouseCoopers as Independent Accountant

Auckland, New Zealand - February 23, 2001. Brocker Technology Group Ltd. (Nasdaq: BTGL, TSE: BKI, http://www.brockergroup.com), announced today that it is undertaking a corporate-wide restructuring and has appointed PricewaterhouseCoopers (PwC) to review the accounting irregularities uncovered within the Company's Australian distribution subsidiary formerly known as Sealcorp (Australia) Pty Ltd.

Brocker's internal audit activities have determined that there has been improper application of accounting procedures in the Australian operation, resulting in the over-statement of net income (loss), by an amount estimated by management to be approximately CDN$4.5 million. This estimate is subject to change as
PricewaterhouseCoopers proceeds through the review process, The improper invoicing resulted in a shortfall of about $1,2 million in the lending facility collateralized by the invoices. Blocker rectified this shortfall earlier in the week, and the lending facility remains in place. After allowing for these adjustments, management estimates that Brocker's shareholders' equity will remain in excess of CDN$21 million.

Although Brocker is confident that the irregularities are confined to the Australian subsidiary, PwC will conduct a review of the Group accounts for corporate governance and bank security purposes. This review is expected to be completed within two weeks.

"We are taking action immediately, rather than waiting for the investigation to be completed," said CEO, Richard Justice. "The company has taken appropriate disciplinary action, immediately terminating the employment of the manager of the Australian operation. We are also reviewing all aspects of our business and will take all appropriate actions suggested by that review."

The focus of Brocker's restructuring is to eliminate non-performing businesses by March 31, 2001 and reduce costs throughout the remaining businesses, with the goal of rapidly reaching positive cash flow. The Australian distribution business will be wound down, while the Professional Services and Datec operations  in  Australia  (which  are under  separate  management  in  separate companies) will continue. As part of cost cutting, Brocker's staff will be reduced from a high last year of about 250 to about 90 positions. This will reduce Brocker's staffing costs by about CDN$6.8 million per year. Thirty positions have already been eliminated as part of the strategic review and restructuring, begun late last year. The elimination of non-performing businesses may result in the write down of some or all of the goodwill and deferred development costs presently carried on Brocker's balance sheet, and other one-time restructuring costs.

After the restructuring is completed, Brocker will comprise four business units:
Vendor Services (distribution of wireless products), Online Telecommunications (telco service provision); Professional Services (Ecommerce consulting and solutions); and Datec (technology provider),

The Australian irregularities were discovered by Brocker's CFO, Grant Hope and CEO, Richard Justice. Brocker voluntarily and immediately brought the irregularities to the attention of Nasdaq and the TSE, and issued a public statement on Thursday, February 15.

Trading in the common shares of Brocker has been halted on Nasdaq and the TSE, pending the announcement of further details to be revealed by the investigations of the audit committee and the independent accountants.

It has not yet been determined whether previously reported results will be affected by the accounting matters being reviewed. Completion of the investigation by PwC may delay the completion and release of the Corporation's December 31, 2000 financial statements. Shareholders will be kept appraised of information concerning these matters as it becomes known.

Brocker will promptly announce the results of the independent accountant's review once it is complete.

In other news, Brocker's Board announced the departure of Board member Julie Clarkson. Ms. Clarkson resigned effective February 15, 2001. The Board appreciates her efforts on behalf of Brocker, and her service on the Compensation Committee.

About Brocker Technology Group

Brocker Technology Group Ltd. (http://www.brockergroup.com) is a communications company focused on improving information flows by delivering innovation and market leadership in telecommunication services, e-commerce strategies and information management technologies. Brocker subsidiary, Datec also provides a broad range of IT and communications solutions to companies across the South Pacific.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, statements on management's estimate of the amount of the accounting irregularity and its internal scope, and other risks described in the Company's Securities and Exchange Commission filings. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For more information on Brocker Technology Group, please visit the website, www.brokergroup.com or contact:

          Nigel Murphy                               Robert Rowell
Communications                               Investor Relations
Tel: +64 9 374 2040                          Telephone: 1-800-299-7823
e-mail: nmurphy@brockergroup.com             e-mail: rrowell@brockergroup.com